CONFIDENTIAL

INDEX PRODUCT LICENSE AGREEMENT

This Index Product License Agreement (“PLA”), dated as of this March 1, 2018 (“PLA Effective Date”), is executed pursuant to, and incorporated by reference into, that certain March 1, 2018 Morningstar Master License Agreement (“Master Agreement”) by and between Morningstar, Inc. (“Licensor”) and Impact Shares Corp (“Licensee”), to form the “Agreement” between Licensor and Licensee with respect to the Product(s), Morningstar Marks and Intellectual Property denominated below. All capitalized terms not defined herein shall have the meanings ascribed to them in the Master Agreement.

Licensor and Licensee agree, as follows:

1.	Limited License. Licensor hereby grants to Licensee a nontransferable, limited U.S.-only license to use: (a) the Licensor index or indexes (each, such index, a “Product”) designated on Attachment A, a copy of which is attached hereto and incorporated by reference, and created in accordance with versions of the Morningstar Methodology Rule Book listed in Section 8 below (“Rule Book”) and such future versions of the Rule Book as Licensor may subsequently implement; (b) those Licensor Marks set forth in Section 9 (collectively, the “Morningstar Marks”); and (c) the Rule Book and any other Licensor documentation, research and/or materials in the field of Licensor’s index business that Licensor may furnish to Licensee from time to time, including, without limitation, those materials set forth in Section 8 (all such documentation, research and materials, collectively, the “Intellectual Property”), all solely for the specific purpose of Licensee using the Product(s) to create a single Exchange Traded Fund for each Product (each, an “ETF” and together, the “ETFs”). For purposes of this PLA, an ETF is a pooled investment vehicle, fund, trust, investment company or other similar product (i) that issues, sells, and redeems blocks of shares, units, or similar interests and (ii) whose shares, units or similar interests trade on national securities exchanges (such as the New York Stock Exchange) or other secondary market facilities. Licensee intends to use the Products in ETFs sponsored or advised by Licensee or an affiliate of Licensee (each such ETF, hereafter, a “Licensee Product” and together, the “Licensee Products”).

2.	Licensee’s Product Commitments. Within ninety (90) days of the PLA Effective Date, Licensee shall submit a registration statement for at least one Licensee Product to the United States Securities and Exchange Commission (or such other regulatory agency with oversight jurisdiction for that Licensee Product) and will make at least one of the Licensee Products available for sale to U.S. investors within ninety (90) days of effectiveness of such registration statement. Other than as set forth herein, Licensee will have no obligation to create or maintain any particular Licensee Product, nor will Licensee have an obligation to maintain any particular level of assets in the Licensee Product. Licensee, in its sole discretion, may determine to liquidate, dissolve or otherwise discontinue the operation of any Licensee Product in accordance with the terms and conditions of its governing documents.

For purposes of this Agreement, the “Launch Date” of a Licensee Product is the earlier of: (i) ninety (90) days and (ii) the date on which its securities are first made available for sale to investors hereunder.

3.	Agreement Term. The initial term of this Agreement is three (3) years’ time (“Agreement Initial Term”) from the first Launch Date of any Licensee Product. This PLA will then automatically renew for successive one (1) year terms (each, an “Agreement Renewal Term”) unless either party provides the other party written notice no less than ninety (90) days prior to the end of the then-current Agreement Term of such party’s intent to not renew. The Agreement Initial Term and any Agreement Renewal Term shall be deemed the “Term” of this Agreement.

4.	License Fees The license fees (“Fees”) payable by Licensee hereunder with respect to the Product(s) shall begin to accrue as of the earlier of: (i) ninety (90) days from the PLA Effective Date; and (ii) the first Launch Date. Fees shall be paid quarterly in arrears and shall be calculated on the last day of the quarter for which such Fees are due.

During each Term quarter this Agreement remains in effect, Licensee shall pay Licensor as Fees a sum equal to the greater of (i) five thousand dollars ($5,000) and (ii) the amount of Assets Under Management multiplied by one and a half (1.5) basis points.

For purposes of Fees calculation, the term “Assets Under Management” shall be defined as the average daily gross assets under management for all Licensee Products issued pursuant to this Agreement.

5.	Exclusivity

Subject to the terms and conditions contained in this PLA and the Master Agreement, Licensor agrees that for the duration of the Term, Licensor will not license the Product, the Morningstar Marks and the Intellectual Property to (i) any of its affiliates or (ii) any unaffiliated third party for that affiliate’s or third party’s further use in creating an ETF investment product in the United States.

6.	Data Requirements

Licensor will provide Licensee with the Product-related data points (“Product Data”) set forth in Attachment A on the time frames set forth therein. Licensee may use these Product Data solely in connection with the operation, distribution and marketing of Licensee Product.

7.	Marketing Support

The parties will work together in good faith to determine the extent of any marketing efforts to be performed by them.

8.	Intellectual Property

Subject to Licensor’s review and approval, as more fully set forth in the Master Agreement, Licensee may use the following Intellectual Property in conjunction with the Licensee Products:

Morningstar Methodology Rule Book Version 1.1 for Morningstar Minority Empowerment Index (and any updates thereto or new versions thereof)

Any research, marketing or other related materials made available by Licensor hereunder

9.	Morningstar Marks

Subject to Licensor’s review and approval, as more fully set forth in the Master Agreement, Licensee may use the following Morningstar Marks in conjunction with the Licensee Products:

Morningstar® Minority Empowerment Index

The Licensee Product name will not contain any trademark denominators (e.g., ™) and will be written such that the Licensee name precedes that of the Licensor.

The parties have caused their authorized representatives to execute this PLA as of the PLA Effective Date.

Licensor: Morningstar, Inc.,	Licensee: Impact Shares Corp

By:	By:

Title:	Title:

ATTACHMENT A

1)	The Product(s) for which Licensee is receiving a License hereunder is as follows:

Impact Shares Morningstar Minority Empowerment Index

2)	The Product Data that will be provided to Licensee as part of this License are, as follows:

A)	One time delivery: daily history of end-of-day Product values from the date of inception of the Product

B)	On a daily basis:

i.	A list of components securities (each, a “Component”) comprising each of the Products;

ii.	End of day price of each Component;

iii.	Divisor of each Product

iv.	End of Day Product Values

Licensor will provide the Product Data to Licensee via FTP.

3)	Licensor will advise Licensee of:

1.	Changes in Components;

2.	Changes to the weightings of the Components

3.	Corporate action and dividend information with respect to the Components; and

4.	Changes to the divisor of the Product

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